UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Form SD Specialized Disclosure Report

Aerohive Networks, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36355	20-4524700
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1011 McCarthy Boulevard
Milpitas, CA 95035
(Address of Principal Executive Offices including Zip Code)

Steve Debenham, Vice President, General Counsel and Secretary
(408) 510-6100
(Name and telephone number, including area code of the person to contact in connection with this report)

(Former name or former address, if changed since last report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 through December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2018 to December 31, 2018.
Company Overview
Aerohive Networks, Inc., and together with its subsidiaries (“Aerohive Networks,” “Aerohive,” “Company,” “we,” “us,” and “our”), outsources the design and manufacture of our products to third-party original design manufacturers, currently located in China and Taiwan (the “Third-Party Manufacturers”). We require that our Third-Party Manufacturers recognize and abide by the requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and the Rule, which require disclosure of certain information when a company manufactures or contracts to manufacture products for which certain minerals and their derivatives as defined under the Act (collectively, the “Conflict Minerals”) are necessary for their production or functionality.
Aerohive expects our Third-Party Manufacturers to develop and monitor policies and enact and exercise due diligence measures to be able to verify and report the content of the products and components parts they supply to us. However, reliance on these Third-Party Manufacturers reduces our control over the design and manufacturing process, including control over the selection, sourcing and contracting of and setting the specifications and requirements for the materials and component parts supplied to our manufacturing partners and, therefore, potentially used in our products. Consequently, we rely on our Third-Party Manufacturers appropriately to review and truthfully report to us whether the sourcing of materials and component parts in products they make and deliver to Aerohive avoids the use of Conflict Minerals originating in the countries covered by the Act (collectively, the “Covered Countries”), and complies with the requirements of the Rule to disclose the use of Conflict Minerals originating in the Covered Countries.
Conflict Minerals Disclosure
With respect to the reporting period from January 1, 2018 to December 31, 2018, Aerohive conducted a reasonable country-of-origin inquiry (“RCOI”), to determine whether the products that we cause to be manufactured contain any Conflict Minerals (collectively, the “Covered Products”), which originate from the Covered Countries. Based on such due diligence of our Third-Party Manufacturers, we have no reason to believe that any of our Covered Products contain Conflict Minerals that originated from the Covered Countries. Our RCOI is summarized below.
Our Conflict Minerals Policy and Compliance Program
Aerohive has established and is committed to a corporate policy statement that explains the importance of the conflict minerals issue and the Company’s responsibility for addressing conflict minerals in our supply chain. A copy of Aerohive’s Conflict Minerals Policy Statement is available in the Corporate Governance section of the Investor Relations page of the Company’s website, at http://ir.aerohive.com/govdocs (the “Policy”). Aerohive administers this Policy and performs periodic diligence through its Manufacturing Engineering & Quality Department, and engages in periodic communications with its Third-Party Manufacturers in the manufacture of Aerohive products.

Our Reasonable Country of Origin Inquiry (RCOI)
The supply chains used by our Third-Party Manufacturers are complex, and there are many other third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. Therefore, Aerohive must rely on its Third-Party Manufacturers to provide information whether Conflict Minerals are included in the Covered Products and, if so, the country of origin. Our Third-Party Manufacturers determine and conduct their own “reasonable country of origin inquiry” survey regarding the origins of the Conflict Minerals included in the Covered Products and provide us with written certifications regarding the results of such survey.

Results of our RCOI
Based on the certifications provided by the Third-Party Manufacturers and our review of the smelter and refiner lists they provided to us, to the extent available, against the CFSI list of compliant smelters and refineries, we have no reason to believe that any of our Covered Products contain Conflict Minerals originating from the Covered Countries. We have therefore concluded that we are not required to conduct further due diligence on the supply chain or submit a Conflict Minerals Report with this disclosure.

In accordance with the Rule, this report will be made available on the Company’s website in the SEC Filings section of the Investor Relations page of the Company’s website at http://ir.aerohive.com/Docs/, as soon as practicable after filing.
Additional Risk Factors
The statements above are based on the RCOI process performed in good faith by Aerohive. These statements are based on the infrastructure and information available at the time. Several factors could introduce errors or otherwise affect our Conflict Minerals status. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter not being finalized at the end of the 2018 reporting period, all instances of Conflict Minerals necessary to the functionality or manufacturing of our products possibly not yet having been identified, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the third year for SEC disclosures for Section 1502 of Dodd-Frank, oversight or errors in conflict free smelter audits, Covered Countries sourced materials being declared secondary materials, companies going out of business in 2018, certification programs being not equally advanced for all industry segments and metals, and smuggling of Conflict Minerals from the Covered Countries to other countries.
Section 2 - Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEROHIVE NETWORKS, INC.

By:	/s/ Steve Debenham
Steve Debenham
Vice President, General Counsel & Secretary

Date: March 22, 2019